As filed with the Securities and Exchange Commission on October 14, 2003

Registration No. 333-109100

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HERSHA HOSPITALITY TRUST

(Exact Name of Registrant as Specified in its Governing Instruments)

148 Sheraton Drive, Box A

New Cumberland, PA 17070

(717) 770-2405

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Ashish R. Parikh

Chief Financial Officer

Hersha Hospitality Trust

148 Sheraton Drive, Box A

New Cumberland, PA 17070

(717) 770-2405

(717) 774-7383 (Telecopy)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Cameron N. Cosby, Esq.	Jay L. Bernstein, Esq.
Randall S. Parks, Esq.	Michael E. McTiernan, Esq.
Hunton & Williams LLP	Clifford Chance US LLP
951 E. Byrd Street	200 Park Avenue
Richmond, Virginia 23219-4074	New York, New York 10166-0153
(804) 788-8200	(212) 878-8000
(804) 788-8218 (Telecopy)	(212) 878-8375 (Telecopy)

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares To Be Registered	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (3)

Class A Common Shares	8,625,000	$8.98	$77,452,500	$6,266

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, based upon the average of the high and low prices on September 19, 2003, as reported by the American Stock Exchange.
(2)	Includes 1,125,000 Class A Common Shares which the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Paid in connection with the initial filing of this registration statement on September 25, 2003.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

Explanatory Note:

This Amendment No. 2 to the Registration Statement on Form S-2 (File No. 333-109100) is being filed solely to add the Form of Underwriting Agreement as Exhibit 1.1 thereto.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expense, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Class A common shares being registered. All amounts are estimates.

SEC registration fee	$6,266
Printing	$120,000
Legal fees and expenses	$200,000
Accounting fees and expenses	$120,000
Miscellaneous	$53,734

Total	$500,000

Item 15.    Indemnification of Officers and Directors.

The Declaration of Trust and Bylaws of the Registrant provide that the Registrant shall indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by the Maryland General Corporation Law (the “MGCL”). The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the Registrant, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful.

Maryland law permits a Maryland real estate investment trust to include in its Declaration of Trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our Declaration of Trust contains such a provision which eliminates trustees’ and officers’ liability to the maximum extent permitted by Maryland law.

Our Declaration of Trust authorizes us, to the maximum extent permitted by Maryland law, to indemnify any present or former trustee or officer or any individual who, while a trustee of the Trust and at the request of the Trust, serves or has served another trust, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former trustee or officer of the Trust and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our Bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former trustee or officer or any individual who, while a trustee of the Trust and at the request of the Trust, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a trustee, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former trustee or officer of the Trust and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Declaration of Trust and Bylaws also permit the Trust to indemnify and advance expenses to any person who served a predecessor of the Trust in any of the capacities described above and any employee or agent of the Trust or a predecessor of the Trust.

Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted for directors and officers of Maryland corporations. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In accordance with Maryland law, our Bylaws require us, as a condition to advancing expenses, to obtain (a) a written affirmation by the trustee or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Item 16.    Financial Statements and Exhibits.

(a)	Financial Statements included in the prospectus.

(b)	Exhibits

1.1	Form of Underwriting Agreement****

3.1	Amended and Restated Declaration of Trust of the Registrant.**

3.2

Articles Supplementary of Hersha Hospitality Trust which classify and designate 350,000 preferred shares of beneficial interest as Series A Preferred Shares of beneficial interest, par value $.01 per share (filed as Exhibit 3.1 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

3.3	Bylaws of the Registrant.*

4.1	Form of Common Share Certificate*

4.2

Excepted Holder Agreement, dated April 21, 2003, by and among CNL Hospitality Properties, Inc., CNL Hospitality Partners, L.P., Hersha Hospitality Trust and Hersha Hospitality Limited Partnership (filed as Exhibit 4.1 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

5.1	Opinion of Venable LLP**

8.1	Opinion of Hunton & Williams LLP with respect to tax matters**

10.1	Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership*

10.2	First Amendment to the Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership, dated as of December 31, 2001**

10.3

Option Agreement dated as of June 3, 1998, among Hasu P. Shah, Jay H. Shah, Neil H, Shah, Bharat C. Mehta, K.D. Patel, Rajendra O. Gandhi, Kiran P. Patel, David L. Desfor, Madhusudan I. Patni and Manhar Gandhi, and the Partnership*

10.4	Amendment to Option Agreement dated December 4, 1998*

10.5

Contribution Agreement, dated June 3, 1998, between Shree Associates, Devi Associates, Shreeji Associates, Madhusudan I. Patni and Shreenathji Enterprises, Ltd., as Contributor, and Hersha Hospitality Limited Partnership, as Acquiror*

10.6	Contribution Agreement, dated June 3, 1998, between Shree Associates, as Contributor, and Hersha Hospitality Limited Partnership, as Acquiror*

10.7

Purchase Leaseback Agreement entered into as of May 19, 2000 between Hersha Hospitality Limited Partnership and each of Noble Investments Newnan, LLC, Millennium Two Investments Duluth, LLC, Noble Investments RMD, LLC and Embassy Investments Duluth, LLC, entities owned by Noble Investment Group, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 5, 2000)

10.8	Form of Percentage Lease*

10.9	Administrative Services Agreement, dated January 26, 1999, between Hersha Hospitality Trust and Hersha Hospitality Management, L.P.*

10.10	Warrant Agreement, dated January 26, 1999, between Anderson & Strudwick, Inc. and Hersha Hospitality Trust*

10.11	Warrant Agreement, dated June 3, 1999, between 2744 Associates, L.P. and Hersha Hospitality Limited Partnership*

10.12	Hersha Hospitality Trust Option Plan*

10.13	Hersha Hospitality Trust Non-Employee Trustees’ Option Plan*

10.14

Purchase Agreement, dated December 4, 2001, between Metro Two Hotel, LLC, as Seller, and HHLP Hunters Point, LLC, as Purchaser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 7, 2001)

10.15

Securities Purchase Agreement, dated as of April 21, 2003, among CNL Hospitality Partners, L.P., Hersha Hospitality Trust and Hersha Hospitality Limited Partners (filed as Exhibit 10.1 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.16

Second Amendment to the Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership, dated as of April 21, 2003 (filed as Exhibit 10.2 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.17

Standstill Agreement, dated as of April 21, 2003, by and among Hersha Hospitality Trust, Hersha Hospitality Limited Partnership, CNL Hospitality Partners, L.P. and CNL Financial Group, Inc. (filed as Exhibit 10.3 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.18

Registration Rights Agreement, dated April 21, 2003, between CNL Hospitality Partners, L.P. and Hersha Hospitality Trust (filed as Exhibit 10.4 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.19	Limited Partnership Agreement of HT/CNL Metro Hotels, LP, dated as of April 21, 2003 (filed as Exhibit 10.5 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

21	List of Subsidiaries of the Registrant**

23.1	Consent of Moore Stephens, P.C.***

23.2	Consent of Venable LLP (included in Exhibit 5.1)

24	Power of Attorney (included on signature page of the Registration Statement)

*	Filed with the SEC as an exhibit to Hersha Hospitality Trust’s registration statement on Form S-11, as amended, Registration No. 333-56087, and incorporated by reference herein.
**	Filed with the SEC as an exhibit to the registration statement on Form S-2, Registration No. 333-109100, filed on September 25, 2003.
***	Filed with the SEC as an exhibit to the registration statement on Form S-2, Registration No. 333-109100, filed on October 6, 2003.
****	Filed herewith.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs a(i) and a(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby further undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New Cumberland, State of Pennsylvania, on October 13, 2003.

HERSHA HOSPITALITY TRUST (Registrant)

By:	/s/ HASU P. SHAH

Hasu P. Shah Chairman, Chief Executive Officer, and Trustee (Principal Executive Officer)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 13, 2003.

Signature	Title

/s/ HASU P. SHAH Hasu P. Shah	Chairman, Chief Executive Officer and Trustee (Principal Executive Officer)

/s/ ASHISH R. PARIKH Ashish R. Parikh	Chief Financial Officer (Principal Financial and Accounting Officer)

* K.D. Patel	Trustee

* John M. Sabin	Trustee

* Michael A. Leven	Trustee

* William Lehr, Jr.	Trustee

* Thomas S. Capello	Trustee

* Donald J. Landry	Trustee

*	/s/ ASHISH R. PARIKH

Ashish R. Parikh Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1	Form of Underwriting Agreement****

3.1	Amended and Restated Declaration of Trust of the Registrant.*

3.2

Articles Supplementary of Hersha Hospitality Trust which classify and designate 350,000 preferred shares of beneficial interest as Series A Preferred Shares of beneficial interest, par value $.01 per share (filed as Exhibit 3.1 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

3.3	Bylaws of the Registrant.*

4.1	Form of Common Share Certificate*

4.2

Excepted Holder Agreement, dated April 21, 2003, by and among CNL Hospitality Properties, Inc., CNL Hospitality Partners, L.P., Hersha Hospitality Trust and Hersha Hospitality Limited Partnership (filed as Exhibit 4.1 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

5.1	Opinion of Hunton & Williams LLP**

8.1	Opinion of Hunton & Williams LLP with respect to tax matters**

10.1	Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership*

10.2	First Amendment to the Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership, dated as of December 31, 2001**

10.3

Option Agreement dated as of June 3, 1998, among Hasu P. Shah, Jay H. Shah, Neil H, Shah, Bharat C. Mehta, K.D. Patel, Rajendra O. Gandhi, Kiran P. Patel, David L. Desfor, Madhusudan I. Patni and Manhar Gandhi, and the Partnership*

10.4	Amendment to Option Agreement dated December 4, 1998*

10.5

Contribution Agreement, dated June 3, 1998, between Shree Associates, Devi Associates, Shreeji Associates, Madhusudan I. Patni and Shreenathji Enterprises, Ltd., as Contributor, and Hersha Hospitality Limited Partnership, as Acquiror*

10.6	Contribution Agreement, dated June 3, 1998, between Shree Associates, as Contributor, and Hersha Hospitality Limited Partnership, as Acquiror*

10.7

Purchase Leaseback Agreement entered into as of May 19, 2000 between Hersha Hospitality Limited Partnership and each of Noble Investments Newnan, LLC, Millennium Two Investments Duluth, LLC, Noble Investments RMD, LLC and Embassy Investments Duluth, LLC, entities owned by Noble Investment Group, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 5, 2000)

10.8	Form of Percentage Lease*

10.9	Administrative Services Agreement, dated January 26, 1999, between Hersha Hospitality Trust and Hersha Hospitality Management, L.P.*

10.10	Warrant Agreement, dated January 26, 1999, between Anderson & Strudwick, Inc. and Hersha Hospitality Trust*

10.11	Warrant Agreement, dated June 3, 1999, between 2744 Associates, L.P. and Hersha Hospitality Limited Partnership*

10.12	Hersha Hospitality Trust Option Plan*

Exhibit Number	Exhibit Title

10.13	Hersha Hospitality Trust Non-Employee Trustees’ Option Plan*

10.14

Purchase Agreement, dated December 4, 2001, between Metro Two Hotel, LLC, as Seller, and HHLP Hunters Point, LLC, as Purchaser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 7, 2001)

10.15

Securities Purchase Agreement, dated as of April 21, 2003, among CNL Hospitality Partners, L.P., Hersha Hospitality Trust and Hersha Hospitality Limited Partners (filed as Exhibit 10.1 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.16

Second Amendment to the Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership, dated as of April 21, 2003 (filed as Exhibit 10.2 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.17

Standstill Agreement, dated as of April 21, 2003, by and among Hersha Hospitality Trust, Hersha Hospitality Limited Partnership, CNL Hospitality Partners, L.P. and CNL Financial Group, Inc. (filed as Exhibit 10.3 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.18

Registration Rights Agreement, dated April 21, 2003, between CNL Hospitality Partners, L.P. and Hersha Hospitality Trust (filed as Exhibit 10.4 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.19	Limited Partnership Agreement of HT/CNL Metro Hotels, LP, dated as of April 21, 2003 (filed as Exhibit 10.5 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

21	List of Subsidiaries of the Registrant**

23.1	Consent of Moore Stephens, P.C.***

23.2	Consent of Venable LLP (included in Exhibit 5.1)

24	Power of Attorney (included on signature page of the Registration Statement)

*	Filed with the SEC as an exhibit to Hersha Hospitality Trust’s registration statement on Form S-11, as amended, Registration No. 333-56087, and incorporated by reference herein.
**	Filed with the SEC as an exhibit to the registration statement on Form S-2, Registration No. 333-109100, filed on September 25, 2003.
***	Filed with the SEC as an exhibit to the registration statement on Form S-2, Registration No. 333-109100, filed on October 6, 2003.
****	Filed herewith.